

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2021

Joseph Zwillinger
Co-Chief Executive Officer
Allbirds, Inc.
730 Montgomery Street
San Francisco, CA 94111

  **Re: Allbirds, Inc.**
    **Registration Statement on Form S-1**
    **Filed August 31, 2021**
    **File No. 333-259188**

Dear Mr. Zwillinger:

  We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our August 25, 2021 letter.

Form S-1 filed August 31, 2021

Risk Factors, page 21

1. Please expand this heading and your statement in the risk factor summary to explain what the Sustainable Public Equity Offering (SPO) designation means, including whether this designation carries any legal meaning.  Disclose that this is a brand new framework that was not developed by disinterested third parties but was developed with input from your representatives, that it has not been approved by regulators, and that is not a specific offering type under the federal securities laws.  Your risk factor discussion should also include a more fulsome discussion of how the SPO criteria were developed.  Also expand

your statement in the risk factor summary, your risk factor disclosure, and the Sustainable Public Equity Offering disclosure to explain that:

- your offering is the first ever SPO, so there is no basis for investors and the marketplace to assess its value;
- the SPO may entail additional costs as compared to non-SPO transactions; and
- there is no track record by which investors and the marketplace can assess the impact of the SPO on your operations, financial condition and stock value.

2.     We note your reference to the Advisory Council. The description of the Advisory Council and its members does not appear until page 149 of the filing, however. The first time you discuss the Advisory Counsel, please provide a fulsome description.  Also disclose the name of your stockholder that is a member of the Advisory Council and their significance to you.

Sustainable Public Equity Offering, page 149

3.     Please explain why the SPO framework means that you are conducting a Sustainable Public Equity "Offering."  In this regard, the Issuer Criteria discussed on pages 150-152 appear to focus on the characteristics of the issuer rather than the characteristics of an offering.  Discuss how the Offering Process Principles set forth in the four bullet points at the bottom of page 152 provide a sufficient framework for defining a type of "offering."

4.     You disclose that the SPO Issuer Criteria were created in conjunction with, and supported by, an Advisory Council hosted by BSR. Please describe what you mean by "hosted." Please enhance your disclosure here and in the risk factor on page 56 to provide clearer disclosure of your relationship with BSR, and describe any material agreements or other pecuniary or fiduciary relationships between you and BSR.  Finally, throughout the filing, clearly disclose that the Advisory Council is part of BSR and not, for example, an advisory council within Allbirds.

General

5.     With respect to any claims throughout the filing regarding your carbon footprint, please revise to disclose the basis for such claims or remove them from the filing.  Examples include:

- the green EVA used in your SweetFoam actually removes 1.2 tonnes of $CO_2e$ from the atmosphere per tonne of material produced;
- you have been carbon neutral through the use of offsets since 2019;
- your shoes have a carbon footprint that is 30% less than your estimated carbon footprint for a standard pair of sneakers; and
- in 2020 alone you reduced the weighted average carbon footprint of your top 10 products by 8.5% compared to 2019.

6.     Please provide a basis for or remove the claim that you are able to reach up to 2.5 billion people globally across 35 countries.  Similarly, provide a basis for or remove the reference to "a huge market (+$1 trillion market size)," as stated in point number 2 in the Founders'

letter on page 106.  We note that there is no basis for the implication that the entire worldwide +$1 trillion market size for footwear and apparel is applicable to you.

7. Please remove the following unsupportable statements from the filing:
   - the Sustainable Public Equity Offering designation will help to identify "leading" ESG companies as they enter the public equity markets;
   - your intention or aim to "reverse climate change"; and
   - that you aspire to reward investors with "eye-popping" returns over the long-term.

You may contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters.  Please contact Sherry Haywood at 202-551-3345 or Perry Hindin at  202-551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Nicole Brookshire